STOCK PURCHASE AGREEMENT
(Regulation Crowdfunding Offering)

Ogden's Own Distillery, Inc.
Attn: Steven Conlin
3075 Grant Ave.
Ogden, Utah, 84401
steve@ogdensown.com

Ogden's Own Distillery, Inc., a Utah corporation (the " Company"), is offering shares of Common Stock of the Company (collectively, the "Common Shares" and each, a "Common Share") to certain investors in a Regulation Crowdfunding offering (the "Offering"). The undersigned hereby subscribes for and agrees to purchase _____ of the Common Shares at a price per Common Share of $11.24 for an aggregate investment amount of _____(the "Investment Amount"), on the terms and conditions hereinafter set forth, as set forth in the Shareholders Agreement, and as set forth in the Articles of Incorporation and Bylaws (the "Organizing Documents") of the Company. The undersigned acknowledges and understands that the net proceeds to the Company from the sale of the Common Shares will be used as set forth in those certain offering materials (as supplemented or amended from time to time) (the "Offering Materials") available to the undersigned on the company offering profile at https://localstake.com/businesses/ogdens-own) (the "Company Offering Profile").

The undersigned understands that investment in the Common Shares involves a high degree of risk and is suitable only for qualified investors. The undersigned further understands that the Common Shares are being offered in reliance upon an exemption from registration provided by the federal Securities Act of 1933, as amended (the "Securities Act"), as set forth in Section 4(a)(6) and Section 4A thereof and in the rules of Regulation Crowdfunding promulgated thereunder. Accordingly, the undersigned hereby represents and warrants to you, the Company, and Localstake Marketplace LLC (the "Placement Agent") and intends that you, the Company, and the Placement Agent rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

1. The undersigned is familiar with the nature of, and the risks attendant to, an investment of the type described in the Offering Materials and this Stock Purchase Agreement, the tax consequences of such an investment, and is financially capable of bearing the economic risk of investing in the Company and can afford the loss of the total amount of such investment. The undersigned fully understands the risks involved with an investment in the Company, including, without limitation, the risk factors identified in the Offering Materials, incorporated by reference herein.

2. The undersigned has received, carefully read and understands the Offering Materials. The undersigned has had a full opportunity to review the information in the Offering Materials and to consult with his, her or its independent legal, financial, accounting, tax, investment and other professional advisors regarding the information set forth in the Offering Materials with respect to his, her or its investment in the Common Shares.

3. The undersigned is purchasing the Common Shares for his, her or its own account for investment only and not with a view to the distribution or resale thereof to anyone else.

4. The undersigned understands that (i) no state or federal governmental authority has made any finding or determination concerning the merits of a purchase of the Common Shares and (ii) neither the offer nor the sale of the Common Shares has been registered under the Securities Act, or any other applicable securities laws, and that the Common Shares are being sold in reliance upon exemptions thereunder. The undersigned acknowledges that the Company has disclosed in writing to him, her or it that the transferability of the Common Shares is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period unless the sale or transfer thereof is subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available, and that during the period in which the Common Shares are being

offered and sold by the Company, and for a period of twelve months from the date of the last sale by the Company of the Common Shares in the Offering, all permitted resales of all or any part of the Common Shares, by any person, shall be made only in accordance with Rule 501(a) of Regulation Crowdfunding and the Shareholders Agreement.

5. The undersigned agrees that the undersigned will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) the Common Shares except in compliance with the Shareholders Agreement, the Securities Act, Rule 501(a) of Regulation Crowdfunding, applicable state securities laws, and the respective rules and regulations promulgated thereunder.

6. The undersigned acknowledges that the Company has made available to him, her or it the opportunity to ask questions and receive answers concerning the Company, the Common Shares, the Shareholders Agreement, the Company's Organizing Documents, the Offering Materials, this Stock Purchase Agreement and any other information provided by the Company to the undersigned. The undersigned understands that it is his, her or its responsibility to inquire of the Company concerning disclosure of facts that the undersigned deems material to his, her or its decision to invest in the Company and purchase the Common Shares.

7. The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others retained by him, her or it) with respect to the Company, the Common Shares, the Company's Organizing Documents, the Shareholders Agreement, the Offering Materials, this Stock Purchase Agreement and other material factors affecting the Common Shares and/or the Company. Based on such information and analysis, the undersigned has been able to make an informed decision to subscribe for the Common Shares.

8. The undersigned: (i) does not have an overall commitment to investments that are not readily marketable that is disproportionate to his, her or its net worth, and his, her or its acquisition of the Common Shares will not cause such overall commitment to become excessive, and (ii) has adequate net worth and means of providing for his, her or its current needs and personal contingencies to sustain a complete loss of his, her or its investment in the Common Shares, and has no need for liquidity in the investment in the Common Shares.

9. There are restrictions on the undersigned's ability to cancel his, her or its investment commitment in the Common Shares and obtain a return of his, her or its investment. The undersigned may cancel his, her or its investment commitment in the Common Shares for any reason up to forty-eight (48) hours after the Company's acceptance of this Stock Purchase Agreement by its execution of the signature page hereto. If the undersigned has not canceled his, her or its investment commitment in the Common Shares prior to such deadline, the undersigned's purchase of the Common Shares shall be irrevocable by the undersigned, and the investment will be documented through the receipt of an executed copy of this Stock Purchase Agreement, which will also be recorded and maintained on the books of the Company.

10. The undersigned's investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of this transaction, does not exceed: (a) the greater of $2,200 or 5% of the lesser of the undersigned's annual income or net worth if either the undersigned's annual income or net worth is less than $107,000; or (ii) 10% of the lesser of the undersigned's annual income or net worth, not to exceed an amount of $107,000, if both the undersigned's annual income and net worth are equal to or more than $107,000.

11. The undersigned's principal residence (or principal place of business in the case of a corporation, limited liability company, partnership or trust) both at the time of the initial offer of the Common Shares to the undersigned and at present was and is within_____.

12. The undersigned agrees that, notwithstanding the place where this Stock Purchase Agreement may be executed by any of the parties hereto, all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Utah, without regard to principles of conflicts of laws.

13. The undersigned agrees that he, she or it shall become a party to the Shareholders Agreement of the Company,

a copy of which has been provided to the undersigned, which provides for, among other things, the terms and conditions applicable to the Common Shares.

14. The undersigned understands that the undersigned has no right to require the Company to register the Common Shares under federal or state securities laws at any time.

15. Other than the fees to be paid to the Placement Agent by the Company (as discussed in the Offering Materials), no commission or other remuneration shall be paid to any person in connection with the offer or sale of the Common Shares.

16. The undersigned understands that nothing in the Company's Organizing Documents, the Offering Materials or any other materials presented to the undersigned in connection with the Offering constitutes legal, tax, or investment advice. The undersigned has consulted such legal, tax, and investment advisors, as he, she or it, in his, her or its sole discretion, has deemed necessary or appropriate in connection with this investment.

17. The undersigned acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding this investment and not for the undersigned and that any legal counsel for the Placement Agent is legal counsel solely for the Placement Agent, and that the undersigned therefore is encouraged to have its own legal counsel review the terms of an investment in the Common Shares (and related Offering Materials) before signing.

18. The undersigned acknowledges that an investment in the Common Shares is speculative and agrees that no promises or guarantees have been made to the undersigned by the Company or the Placement Agent or any of their respective agents, officers, directors, shareholders, employees or affiliates, about an investment in the Common Shares or the future financial performance of the Company. The undersigned also acknowledges that in making an investment in the Common Shares, the undersigned is not relying upon any promise or guaranty of the Company, the Placement Agent or any of their respective agents, officers, directors, shareholders, employees or affiliates. It is understood that information and explanations related to the terms and conditions of the Common Shares provided in the Shareholders Agreement or otherwise by the Company or the Placement Agent shall not be considered investment advice or a recommendation to purchase the Common Shares, and that neither the Company, the Placement Agent nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Common Shares. The undersigned acknowledges that neither the Company, the Placement Agent nor any of their respective affiliates has made any representation regarding the proper characterization of the Common Shares for purposes of determining the undersigned's authority to invest in the Common Shares.

19. The undersigned has reviewed the cautionary statements made in the Offering Materials about the Company's projected future financial information and other forward-looking statements, and has not relied upon such projections or forward looking information in making his, her or its investment in the Common Shares.

20. The undersigned and the monies used to fund the undersigned's investment in the Common Shares are in full compliance with all applicable laws, rules and regulations, including, without limitation, federal and state securities laws, ERISA, anti-money laundering laws, and international and domestic banking laws.

21. This Stock Purchase Agreement constitutes the complete and exclusive statement of the agreement and understanding between the undersigned and the Company with respect to the subject matter hereof, which supersedes and merges any and all previous and contemporaneous understandings, negotiations, proposals, agreements, and representations, whether oral or written, relating to a purchase of the Common Shares.

22. The undersigned hereby irrevocably consents and agrees that any legal action or proceeding with respect to this Stock Purchase Agreement and any action for enforcement of any judgment in respect thereof may be brought solely in the courts of the State of Utah or the U.S. federal courts for the State of Utah located in Salt Lake City, Utah, and, by execution and delivery of this Stock Purchase Agreement, the undersigned hereby submits to and accepts for himself, herself or itself and in respect of his, her or its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts from any appeal thereof. The undersigned further irrevocably consents to

the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof to the address set forth on the stock records of the Company. The undersigned hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Stock Purchase Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing herein shall affect the right of the Company to serve process in any other manner permitted by law or to commence legal actions or proceedings or otherwise proceed against the undersigned hereunder in any other jurisdiction.

The undersigned recognizes that the Company shall have the right to reject this subscription, in whole or in part, for any reason whatsoever and return the subscription proceeds without interest. This Stock Purchase Agreement shall be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company. The undersigned agrees to indemnify and hold harmless the Company and its officers, directors, shareholders, employees, agents, representatives and affiliates, and any person acting on behalf of the Company, including, without limitation, the Placement Agent and persons affiliated with the Placement Agent, from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur by reason of the failure by the undersigned to fulfill any of the terms and conditions of this Stock Purchase Agreement, or by reason of any misrepresentation or breach made by the undersigned herein, in the Qualified Investor Questionnaire or in any other document provided by the undersigned to the Company or its representatives. All representations, warranties and agreements contained herein or therein shall survive the execution, delivery and acceptance of this Stock Purchase Agreement and the undersigned's purchase of the Common Shares.

[Signatures Begin on Following Page]

IN WITNESS WHEREOF, the undersigned has executed this Stock Purchase Agreement as of the signature date below.

INVESTOR

Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____

Tax ID: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

Email Address: _____

This Stock Purchase Agreement is accepted by the Company as of the Effective Date below.

Effective Date:

COMPANY

Company: Ogden's Own Distillery, Inc.
_____

By: _____

Printed: Steven Conlin
_____

Title: Managing Partner
_____

NOTE: YOU MUST ALSO SIGN AND ACKNOWLEDGE THE JOINDER AGREEMENT TO THE SHAREHOLDERS AGREEMENT OF THE COMPANY.